UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BANCO ITAÚ CHILE
(Name of Subject Company)

Banco Itaú Chile
Ricardo Villela Marino
Milton Maluhy Filho
Diego Fresco Gutiérrez
Matias Granata
Pedro Paulo Giubbina Lorenzini
Pedro Samhan Escandar
Luis Octavio Bofill Genzsch
(Names of Persons Filing Statement)

Common Stock, no par value per share
and
American Depositary Shares, Each Representing One-Third of One Share of Common Stock
(Titles of Classes of Securities)
American Depositary Shares (45033E105)
(CUSIP Number of Class of Securities)
Cristián Toro Cañas
Banco Itaú Chile
Presidente Riesco 5537
Las Condes
Santiago, Chile
(562) 2660-1751
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With a Copy to:
Manuel A. Orillac
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.
The name of the subject company to which this Solicitation / Recommendation Statement on Schedule 14D-9 (this “Schedule”) relates is Banco Itaú Chile, a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”). The address of the principal executive offices of the Company is Presidente Riesco 5537, Las Condes, Santiago, Chile, and the telephone number of the principal executive offices of the Company is (562) 2600-1751.
This Schedule relates to the shares of the Company’s Common Stock (the “Common Shares”), no par value per share, and the American Depositary Shares (the “ADSs” and together with the Common Shares, the “Shares”), each of which represents one-third of one Common Share. As of May 29, 2023, there were 216,340,749 Common Shares and 6,388,779 ADSs outstanding.
Item 2.   Identity and Background of Filing Person.
The Company’s name, business address and business telephone number are set forth in Item 1 above. In addition to the Company, the individuals listed below are directors of the Company and are filing this Schedule along with the Company (together with the Company, the “Filing Persons”). These individuals, together with one alternate director of the Company, constitute the entire board of directors of the Company (the “Board”).
Ricardo Villela Marino, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751	Milton Maluhy Filho, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751
Diego Fresco Gutiérrez, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751	Matias Granata, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751
Pedro Paulo Giubbina Lorenzini, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751	Pedro Samhan Escandar, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751
Luis Octavio Bofill Genzsch, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751
This Schedule relates to the tender offers by ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), an indirect wholly owned subsidiary of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”), to purchase (1) any and all of the outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH or its affiliates, from all U.S. holders of Common Shares (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) (“U.S. Holders”) for 8,500.00 Chilean pesos per Common Share and (2) any and all of the outstanding ADSs for 2,833.3333 Chilean pesos per ADS (such offers, as may be amended or supplemented from time to time, the “U.S. Offer”), on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated as of June 6, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letters of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Purchaser on June 6, 2023 (as may be amended or supplemented from time to time, the “Schedule TO”). The purchase price for Shares accepted for payment pursuant to the U.S. Offer will be payable in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks and financial institutions conduct authorized exchange transactions in Chile, as calculated by the Central Bank of Chile (Banco Central de Chile) and published in the Official Gazette of Chile, pursuant to No. 1 of Title VII of Chapter I of the International Exchange Rules Compendium of the Central Bank of Chile, two Chilean banking business days immediately prior to the Settlement Date (as defined below). Through a concurrent all cash tender offer in Chile (as may be amended or supplemented from time to time, the “Chilean Offer” and together with the U.S. Offer, the “Offers”), the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned directly or indirectly by IUH or its affiliates, including Shares held by U.S. Holders. Except as otherwise required by applicable law and regulations, the Purchaser intends to consummate the U.S. Offer concurrently with the Chilean Offer.
On March 2, 2023, IUH announced its intention to make the Offers and on June 6, 2023, the Purchaser mailed the Offer to Purchase to the shareholders of the Company and filed the Offer to Purchase with the Securities and Exchange Commission (the “SEC”). The Offers are scheduled to expire at 5:30 p.m. New York time on July 5, 2023. The Offers are expected to expire on the same date and at the same time. In the event that the Chilean Offer is extended beyond July 5, 2023 for any reason, Purchaser intends to also extend the U.S. Offer so that the U.S. Offer tender period coincides with the tender offer period for the Chilean Offer.
On the third Chilean calendar day after the expiration date for the Chilean Offer, the Purchaser will publish an advertisement in two Chilean newspapers, El Líbero and El Mostrador, announcing the results of the Offers. All payments for Shares accepted for purchase pursuant to the Offers will be made within four Chilean business days following the announcement of the results of the Offers (the date of such payment, the “Settlement Date”).
The Purchaser’s address, as set forth on the Schedule TO, is Alfredo Egydio De Souza Aranha Square, 100, 7th Floor, Sao Paulo, Sao Paulo, CEP 04344-902, Brazil.
Item 3.   Past Contracts, Transactions, Negotiations and Agreements.
Four of the seven current directors of the Company are affiliates of IUH. These four directors are: (1) Ricardo Villela Marino, (2) Milton Maluhy Filho, (3) Matias Granata, and (4) Pedro Paulo Giubbina Lorenzini, all of whom were appointed by IUH at the April 20, 2023 annual ordinary meeting of the Company’s shareholders. Rogério Carvalho Braga, the alternate director of the Company, is also an affiliate of IUH and was appointed by IUH at the April 20, 2023 annual ordinary meeting of the Company’s shareholders. The Purchaser has indicated in the Offer to Purchase that it expects that such persons will retain their respective positions at the Company following completion of the Offers.
Certain of the directors of the Company are also directors and/or executive officers of the following affiliates of the Company or IUH:
•
Ricardo Villela Marino is a director of IUH, an alternate director of Itaúsa S.A. and an executive officer of IUPAR Itaú Unibanco Participações S.A.

•
Milton Maluhy Filho is the Chief Executive Officer of IUH and Itaú Unibanco S.A.

•
Diego Fresco Gutiérrez is a director of Itaú Corpbanca Colombia.

•
Matias Granata is a member of the Executive Committee of IUH and Itaú Unibanco S.A., an executive officer of IU Corretora de Seguros Ltda., an executive officer of Itaú Corretora de Seguros, and a director of Gestora de Inteligência de Crédito S.A.

•
Pedro Paulo Giubbina Lorenzini is a member of the Executive Committee of IUH, an executive officer of Banco Itaú BBA S.A., a director of Dibens Leasing Arrendamento Mercantil S.A., a director of Investimentos Bemge S.A., and an executive officer of Itaú Unibanco Comercializadora de Energia Ltda.

None of the current directors (including the alternate director) own Shares.
Item 4.   The Solicitation or Recommendation.
Chilean law requires each member of the Board, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to the convenience (conveniencia) of the Offers for the Company’s shareholders. Chilean law does not require a recommendation of the Company or the members of the Board that the shareholders accept or reject the Offers or that the Company take any position with respect thereto. The Company therefore has not expressed an opinion and remains neutral with respect to the Offers.
Ricardo Villela Marino, Milton Maluhy Filho, Diego Fresco Gutiérrez, Matias Granata, Pedro Paulo Giubbina Lorenzini, and Pedro Samhan Escandar, each a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are convenient for the Company’s shareholders who wish to tender their respective Shares into the Offers. Luis Octavio Bofill Genzsch, a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are not convenient for the Company’s shareholders. The directors indicate that they have expressed their opinions only because Chilean law requires them to do so, and they recommend that shareholders decide whether to accept the Offers on the basis of their own analysis. The factors and reasons considered by each such member of the Board are described in their respective opinions. English translations of such opinions are attached to this Schedule as Exhibit (a)(1).
After making reasonable inquiry, the Filing Persons understand that none of the directors (including the alternate director) or, except as provided below, the executive officers of the Company owns Shares. On the basis of such inquiry, the Filing Persons understand that Julián Acuña and Marcela Jiménez own Shares and intend to tender them in the Offers.
Item 5.   Person/Assets Retained, Employed, Compensated or Used.
No Filing Person, nor any person acting on behalf of any Filing Person, has employed, retained or compensated any person to make solicitations or recommendations to shareholders on its behalf concerning the Offers.
Item 6.   Interest in Securities of the Subject Company.
No transactions in Shares have been effected during the past 60 days by the Filing Persons or, to their knowledge, by any executive officer, director or affiliate of the Company.
Item 7.   Purposes of the Transaction and Plans or Proposals.
The Company is not undertaking or engaged in any negotiations in response to the Offers that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of any of the Company’s securities by the Company, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
There is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offers that relates to or would result in one or more of the events referred to in the previous paragraph.
Item 8.   Additional Information.
Not applicable.
Item 9.   Exhibits.
(a)(1) English translations of the opinions delivered by each member of the Board except the alternate director.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:
June 12, 2023

Banco Itaú Chile
By:
/s/ Cristián Toro Cañas

Name:   Cristián Toro Cañas
Title:     General Counsel
Ricardo Villela Marino
/s/ Ricardo Villela Marino

Name:   Ricardo Villela Marino
Title:     Director
Milton Maluhy Filho
/s/ Milton Maluhy Filho

Name:   Milton Maluhy Filho
Title:     Director
Diego Fresco Gutiérrez
/s/ Diego Fresco Gutiérrez

Name:   Diego Fresco Gutiérrez
Title:     Director
Matias Granata
/s/ Matias Granata

Name:   Matias Granata
Title:     Director
Pedro Paulo Giubbina Lorenzini
/s/ Pedro Paulo Giubbina Lorenzini

Name:   Pedro Paulo Giubbina Lorenzini
Title:     Director
Pedro Samhan Escandar
/s/ Pedro Samhan Escandar

Name:   Pedro Samhan Escandar
Title:     Director
Luis Octavio Bofill Genzsch
/s/ Luis Octavio Bofill Genzsch

Name:   Luis Octavio Bofill Genzsch
Title:     Director